UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

READING INTERNATIONAL, INC.

(Name of Issuer)

Class B Voting Common Stock, par value $0.01 per share

(Title of Class of Securities)

755408200

(CUSIP Number)

Robert S. Hart, Esq.

1229 Slocum St.

Dallas, TX 75207

(214) 378-5301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200

1	Names of Reporting Persons. Mark Cuban
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3	SEC Use Only.
4	Source of funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 203,027
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 203,027
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person. 203,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 12.1% (1)
14	Type of Reporting Person (See Instructions). IN

(1)

Based on 1,680,590 shares of Class B Voting Common Stock, $0.01 par value per share outstanding at May 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2023. Mr. Cuban also owns 72,164 shares of Class A Nonvoting Common Stock of the Issuer.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission (the “Commission”) on August 3, 2015, as amended by that Schedule 13D/A filed with the Commission on November 06, 2014, that Schedule 13D/A filed with the Commission on February 22, 2016, and that Schedule 13D/A filed with the Commission on April 9, 2020 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the Class B Voting Common Stock, par value $0.01 per share (the “Class B Shares”) of Reading International, Inc. (the “Issuer”), whose principal executive offices are located at 189 Second Avenue, Suite 2S, New York, New York 10003. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 5. Interest in Securities of Issuer

(a) All percentages set forth in this statement are based on 1,680,590 shares of Class B Voting Common Stock, $0.01 par value per share outstanding at May 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Commission on May 15, 2023. As of the date of the filing of this Schedule 13D, Mr. Cuban is the beneficial owner of 203,027 Class B Shares, which represents approximately 12.1% of the Class B Shares outstanding.

(b) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 203,027 Class B Shares.

(c) The following table discloses the transactions in shares of Class B Shares by Mr. Cuban in the past sixty days:

Date	Type of Transaction	Number of Shares	Price per share
6/30/2023	Open Market Sale	400	$23.3725
7/3/2023	Open Market Sale	2200	$23.515

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2023	MARK CUBAN

/s/ Mark Cuban
Mark Cuban